July 2, 2024

Mark Miller
Chief Executive Officer
BirchBioMed Inc.
130 Kingscross Drive
King City, Ontario, Canada L7B 1E6

       Re: BirchBioMed Inc.
           Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted June 20, 2024
           CIK No. 0001670747
Dear Mark Miller:

     We have reviewed your amended draft offering statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 20, 2024 letter.

Amendment No. 1 to Draft Offering Statement on Form 1-A, Submitted June 20,
2024
Capitalization, page 42

1. We note your revisions in response to prior comment 5. Please address the following:
           Remove the    Total Liabilities    line item from your
capitalization table as not all
          components included in this line item are part of your capitalization.
           It does not appear as though your total capitalization total is mathematically accurate.
          Please revise your filing accordingly.
 July 2, 2024
Page 2

       Please contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Alexander R. McClean, Esq.